

Mail Stop 3030

June 22, 2016

Via E-mail
Kevin P. Bradley
Senior Vice President and Chief Financial Officer
Terex Corporation
200 Nyala Farm Road
Westport, Connecticut 06880

> **Re: Terex Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **Form 8-K filed April 26, 2016**
> **File No. 001-10702**

Dear Mr. Bradley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed April 26, 2016

Exhibit 99.1

1.   We note that you present a non-GAAP measure titled "as adjusted basis loss from continuing operations" but you have not provided the required reconciliations to the most directly comparable GAAP measure as well as the other disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please confirm that in future filings you will revise your presentations of non-GAAP measures to comply fully with that guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery